12 November 2014

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

ATTN: Coleman, John [mailto:ColemanJ@sec.gov]

Dear Mr. Coleman:

RE:	Quaterra Resources Inc.
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed March 31, 2014
File No 001-33965

On behalf of Quaterra Resources Inc. (the “Company”), I am in receipt of your comment letter dated November 7, 2014 and provide the following responses:

1.

We note that the results of your preliminary economic assessments include inferred resources. Our understanding of National Instrument 43-101 is that the results of a preliminary economic assessment that includes inferred resources should include language stating that the assessment is preliminary in nature, includes inferred resources that are considered too speculative geologically to have economic considerations applied to them, and that there is no certainty that the assessment will be realized. Please advise.

RESPONSE:

       In future filings and relevant submissions to the Securities and Exchange Commission (the “Commission”), the Company will include the cautionary language referenced in your comment regarding the use of inferred resources. Please note that he appropriate cautionary notes regarding the use of inferred resources are however disclosed in the MacArthur preliminary economic analysis (“PEA”), the press release announcing the PEA and the Company’s corporate presentation. The technical reports, press release and corporate presentation are all posted on the Company’s website.

2.

We note your disclosure on page 26 regarding 124 million tons of mineralized material. Please tell us if this estimate is considered a historical estimate. If so, our understanding of National Instrument 43-101 is that historical estimates should include the language listed under section 2.4 of National Instrument 43-101. Please advise.

RESPONSE:

       In future filings and relevant submissions to the Commission, the Company will include the cautionary language referenced in your comment. Please note that the statement on page 26 of the Form 20-F regarding 124 million tons of mineralized material refers to the “residuals” present on the Yerington Mine Site that are present from previous mining operations at the site. The residuals are referenced in the MacArthur PEA and the Yerington Mine 43-101 Resource reports, as “mineralized material” and therefore are neither a 43-101 compliant resource nor a historical resource. Additional details regarding the residuals are described in the NI 43-101 Technical Reports. The residuals are not included in the resource estimate at the Yerington site or in the PEA or resource estimate at the MacArthur site.

* * *

In connection with responding to the staff’s comments, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure contained in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (604) 641-2747.

Yours truly

/s/ Scott Hean

Scott Hean
Chief Financial Officer